Mark E. Crone Managing Partner mcrone@cronelawgroup.com

May 28, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Steve Lo

Kimberly Calder

John Coleman

Cheryl Brown

Irene Barberena-Meissner

Re:	Idaho Copper Corporation
Amendment No. 7 to Registration Statement on Form S-1
Submitted April 15, 2025
File No. 333-280762

Dear Sir and Madam:

On behalf of Idaho Copper Corporation, a Nevada corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form S-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated May 16, 2025, with reference to the Company’s Registration Statement on Form S-1/A filed with the Commission on April 25, 2025.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 7 to Registration Statement on Form S-1

Prospectus Summary

Summary of Risk Factors, page 4

1.	Please substantially revise this section to conform with the revisions to the longer discussions of risks under Risk Factors beginning on page 6.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 4.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

The Offering, page 5

2.	Please reconcile the Outstanding Common Stock Before the Offering of 261,463,039 to the number of common share outstanding on page F-4 of 261,463,225. If there has been activity since January 31, 2025, please revise Note 10 - Subsequent Events on page F-18.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on pages 3, 31 and Note 10 - Subsequent Events on page F-18 and the shares of outstanding common stock has been updated as of the date of the Amended Registration Statement.

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

cc: Steven Rudofsky

Chief Executive Officer

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891

12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686